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                                           Filed by Watson Pharmaceuticals, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

       Subject Company: Watson Pharmaceuticals, Inc. Commission File No: 0-20045


                      SOURCE: WATSON PHARMACEUTICALS, INC.
                             Wednesday, July 5, 2000

NEWS RELEASE
                           CONTACTS:          Watson Pharmaceuticals, Inc.
                                              Sara Swee
                                              Director, Corporate Communications
                                              (909) 270-1400

                                              Morgen-Walke Associates, Inc.
                                              Jim Byers, Danielle Scheg
FOR IMMEDIATE RELEASE                         (415) 296-7383
---------------------

      WATSON PHARMACEUTICALS, INC. ANNOUNCES EXPIRATION OF ITS TENDER OFFER
                         FOR SCHEIN PHARMACEUTICAL, INC.

     CORONA, CA - July 5, 2000 - Watson Pharmaceuticals, Inc. (NYSE: WPI) announced today that its tender offer for shares of common stock of Schein Pharmaceutical, Inc. (NYSE: SHP), which commenced on June 6, 2000, expired at 12:00 Midnight, New York City time on Monday, July 3, 2000, and was not extended. During the tender offer period, approximately 24,566,000 outstanding Schein shares (representing approximately 74.4% of the total outstanding Schein shares) were validly tendered and not withdrawn.

     Watson Pharmaceuticals, Inc., headquartered in Corona, CA, is engaged in the development, manufacture and sale of proprietary and off-patent pharmaceutical products. Schein Pharmaceutical, Inc., headquartered in Florham Park, NJ, is a pharmaceutical company that has a diverse portfolio of both brand and generic products.

     This press release contains certain statements of a forward-looking nature relating to future events or future business performance. Any such statements that refer to Watson's or Schein's estimated or anticipated future results, product development efforts or performance or other non-historical facts are forward-looking and reflect each company's current perspective of existing trends and information. Such forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such statements. Such risks and uncertainties include, among others, risks related to the consummation of the proposed acquisition, risks associated with the integration of the Watson and Schein businesses after consummation of the proposed acquisition, and such other risks and uncertainties detailed in each company's filings with the Securities and Exchange Commission.

         This release and past press releases of Watson Pharmaceuticals, Inc. are available at

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Watson's web site at http://www.watsonpharm.com. In addition, Watson's press releases are available through PR Newswire's Company News On-Call fax service at
(800) 758-5804, extension 112856, and at http://www.prnewswire.com.


                                      # # #

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Watson filed a Schedule TO on June 6, 2000, in connection with the tender offer, and plans to file a registration statement on SEC Form S-4 in connection with the merger. Watson and Schein have mailed tender offer documentation and expect to mail a proxy statement/prospectus to stockholders of Schein containing information about the tender offer and the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT SCHEIN, WATSON, THE TENDER OFFER, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE TENDER OFFER DOCUMENTATION, THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM WATSON BY DIRECTING A REQUEST THROUGH THE INVESTOR RELATIONS PHONE LINE AT 909-270-1400, EXTENSION 4153; BY MAIL TO WATSON PHARMACEUTICALS, INC., ATTENTION: INVESTOR RELATIONS DEPARTMENT, 311 BONNIE CIRCLE, CORONA, CALIFORNIA 92880, FROM SCHEIN THROUGH THE INVESTOR RELATIONS PHONE LINE AT 973-593-5535 OR BY MAIL TO SCHEIN PHARMACEUTICAL, INC.,
ATTENTION: INVESTOR RELATIONS, 100 CAMPUS DRIVE, FLORHAM PARK, NEW JERSEY,
07932.

In addition to the tender offer documentation, the registration statement and the proxy statement/prospectus, Watson and Schein each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Watson or Schein at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on the public reference rooms. Schein's and Watson's filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

WATSON, SCHEIN, THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SCHEIN STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. A DESCRIPTION OF ANY INTERESTS THAT SCHEIN'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.

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FORWARD LOOKING INFORMATION

THIS DOCUMENT CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR FUTURE BUSINESS PERFORMANCE. ANY SUCH STATEMENTS THAT REFER TO WATSON'S OR SCHEIN'S ESTIMATED OR ANTICIPATED FUTURE RESULTS, PRODUCT DEVELOPMENT EFFORTS OR PERFORMANCE OR OTHER NON-HISTORICAL FACTS ARE FORWARD-LOOKING AND REFLECT EACH COMPANY'S CURRENT PERSPECTIVE OF EXISTING TRENDS AND INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE CONSUMMATION OF THE PROPOSED ACQUISITION OF SCHEIN BY WATSON AND THE FUTURE GROWTH, IMPACT AND SUCCESS OF THE COMBINED COMPANY, INCLUDING EXPECTATIONS REGARDING FINANCIAL PERFORMANCE, PRODUCT DEVELOPMENT EFFORTS AND THE SUCCESSFUL INTEGRATION OF THE TWO BUSINESSES. SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT CANNOT BE PREDICTED OR QUANTIFIED AND, CONSEQUENTLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, RISKS RELATED TO THE CONSUMMATION OF THE PROPOSED ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO OBTAIN, OR MEET THE CONDITIONS IMPOSED FOR, GOVERNMENTAL APPROVALS FOR THE PROPOSED ACQUISITION, THE POSSIBLE INABILITY TO OBTAIN ON COMMERCIALLY ADVANTAGEOUS TERMS ANY CONSENTS OR APPROVALS OF THIRD PARTIES WITH RESPECT TO THE PROPOSED ACQUISITION, THE POSSIBILITY DUE TO MARKET CONDITIONS OR OTHER FACTORS OF THE WITHDRAWAL OF THIRD PARTY FINANCING FOR THE PROPOSED ACQUISITION, RISKS ASSOCIATED WITH THE INTEGRATION OF THE WATSON AND SCHEIN BUSINESSES AFTER CONSUMMATION OF THE PROPOSED ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO SUCCESSFULLY INTEGRATE THESE BUSINESSES ON A COST EFFECTIVE AND TIMELY BASIS, THE POSSIBLE INABILITY TO OBTAIN ON A TIMELY BASIS ANY REGULATORY OR THIRD PARTY APPROVALS NECESSARY TO SUCCESSFULLY IMPLEMENT THE COMBINED COMPANY'S INTEGRATION PLANS OR THE POSSIBLE INABILITY TO TIMELY MAKE CHANGES ON COMMERCIALLY ADVANTAGEOUS TERMS TO SCHEIN'S BUSINESS, AND SUCH OTHER RISKS AND UNCERTAINTIES DETAILED IN WATSON'S AND SCHEIN'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING EACH COMPANY'S ANNUAL REPORT AND FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AND FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000.



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